
parmalat


RECEIVED


06011596

Office of International Corporate Fin
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, February 23, 2006

SUPPL

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") by Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat S.p.A.
Head of Corporate Affairs
Simona Pesce

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

Enclosures

Parmalat Spa Sede: Via O. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.625.284.994 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968





RECEIVED
2006 MAR 13 P 12:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Allocation of shares

Parmalat S.p.A. communicates that, following the allocation of shares to creditors of the Parmalat Group, the subscribed and fully paid up share capital has now been increased by 2,011,676 euros to 1,625,284,994 euros from 1,623,273,318 euros. The share capital increase is due to the conversion of warrants and privileged credits converted into unsecured credits with the assignation of 1,792,141 shares.

The latest status of the share allotment is as follows:

85,663,621 shares representing approximately 5,3% of the share capital are still in a deposit account c/o Parmalat S.p.A., of which:

- 25,454,893 or 1,6% of the share capital, registered in the name of individually identified commercial creditors, are still deposited by the intermediary account of Parmalat S.p.A. centrally managed by Montetitoli (compared with 34,000,350 shares as at January 17,06);

- 60,208,728 or 3,7% of the share capital registered in the name of the Foundation, called Fondazione Creditori Parmalat, of which:
    - 120,000 shares representing the initial share capital of Parmalat S.p.A. (unchanged);
    - 60,088,728 or 3,7% of share capital that pertain to currently undisclosed creditors (compared with 68,441,081 shares as at January 17,06).

Collecchio (Pr), February 24th, 2006

Parmalat S.p.A.

Corporate Contacts:
e-mail: affari.societari@parmalat.net

FORM FOR NOTICE OF SHARE CAPITAL VARIATIONS
Notice of share capital variation

Pursuant to the provision of Article 98 of Consob Rule 11971 of 14 May 1999 and of Article 2.6.2 of Borsa Italiana S.p.A. Rule, you are informed that following to the Parmalat shares and warrants crediting process, subsequently to the approval of the Proposal of Composition, with creditors of the Parmalat Group, on 20 February 2006 the Share Capital is Euro 1,625,284,994.00 registered to Parma's Register of Companies on 22nd February 2006.

SCHEDULE 1

	Current share capital			Previous share capital		
	Euro	No. shares	Par value each	Euro	No. shares	Par value each
Total of which:	1,625,284,994.00	1,625,284,994	1.00	1,623,273,318.00	1,623,273,318	1.00
Ordinary shares (full possession: 6 October 2005*)	1,625,284,994.00	1,625,284,994	1.00	1,623,273,318.00	1,623,273,318	1.00

*** 6 October 2005: reference date for start of trading**

Ordinary shares (differentiated possession: date) current coupon number						
Preferred shares (full possession: date) current coupon number						
Preferred shares (differentiated possession: date) current coupon number						
Convertible savings shares (full possession: date) current coupon number						
Convertible savings shares (differentiated possession: date) current coupon number						
Non-convertible savings shares (full possession: date) current coupon number						

Non-convertible savings shares (differentiated possession: date) current coupon number						



PRESS RELEASE

Preliminary figures approved for 2005 financial year – Pro-forma earnings +3.6%, Gross Operating Margin 8.0% of revenue (7.2% in 2004). Net indebtedness falls to EUR 375.9 million compared to EUR 541.9 million as at 31/12/04. Net liquidity of the parent Company amounts to EUR 320.9 million.

Parmalat S.p.A. announces that a Company Board Meeting chaired by Mr. Raffaele Picella was held today in order to discuss the preliminary figures for the 2005 financial year and various other items on the agenda.

Preliminary figures for 2005 financial year

Parmalat Group

a) Operating performance

Parmalat S.pA. has taken over the business of the 16 companies offering the Composition with Creditors on 1st October 2005, the figures below refer to the period between 1st October 2005 and 31st December 2005.

FINANCIAL YEAR 2005 (01/10/05-31/12/05)						
Amounts in Million Euro	Revenues		Gross Operating Margin		% on Revenue	
	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year
Parmalat Group	1,049.9	1,056.0	84.9	89.4	8.1	8.5
Activities for sale (Pomì and Bakery Division	18.6	11.7	1.0	(1.0)	5.2	-8.4

Group revenues for the three month period exceeded those recorded in the corresponding period of 2004, rising from EUR 1,049.9 million to EUR 1,056.0 million. Gross operating margin (GOM) rose by EUR 4.5 million to EUR 89.4 million compared to EUR 84.9 million in the corresponding period of 2004.
The gross operating margin does not include:

1. € 9.6 million of costs deriving mainly from the devaluation of goods resulting from to the suspected ITX contamination (printing ink on the food packaging wrapping based on isopropyl-tioxanthone);
2. restructuring costs of € 9.4 million, following on from trade union agreements;
3. legal costs of € 6.9 million relating to revocatory law suits and compensation claims sustained after 01.10.05;
4. credit writedown of € 3.2 million.

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.623.273.318 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



In order to provide a clearer picture of Group operating performance, pro-forma figures have been drafted for the full financial year 2005.

PRO-FORMA STATEMENT FOR YEAR-END 2005						
Amounts in Million Euro	Revenues		Gross Operating Margin		% on Revenue	
	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year
Parmalat Group	3,732.2	3,866.9	268.9	307.8	7.2	8.0
Activities for sale (Pomì and Bakery Division	79.1	61.4	-3.3	-1.8	-4.2	-3.0

Revenues for the 12-month period recorded by the Group rose 3.6% on the previous year, from EUR 3,732.2 million in 2004 to EUR 3,866.9 million in 2005. Gross Operating Margin increased by EUR 38.9 to EUR 307.8 million compared with EUR 268.9 million in 2004 (gross operating margin up from 7.2% to 8.0%).
The gross operating margin does not include:

1. € 9.6 million of costs deriving mainly from the devaluation of goods resulting from to the suspected ITX contamination (printing ink on the food packaging wrapping based on isopropyl-tioxanthone);
2. restructuring costs of € 9.4 million, following on from trade union agreements;
3. legal costs of € 6.9 million relating to revocatory law suits and compensation claims sustained after 01.10.05;
4. credit writedown of € 22.2 million.

Analysis of the main geographic areas:

Italy
Total revenues were up on the corresponding period of 2004. Net sales rose from EUR 1,117.1 million to EUR 1,152.6 million (+3.2%), whilst the net operating profit increased by EUR 4.0 million (up in absolute value from EUR 89.9 million to EUR 93.9 million). In percentage term on revenues the profitability is the same 8.1%.
With a market that is already in difficulty, and with a general fall in consumptions, and notwithstanding the fact that the period has been hit adversely by the effects of the "ITX" case, the Environment Division has substantially reached the set targets, even though operating in a market subject to strong promotional pressures and aggressive campaigns on the part of competitors. In this context, Parmalat, too, has been forced to invest in promotion thought at a lower level than its copetitors, focussing on product differentiation.
The Fresh Foods Division suffered a drop in sales, with strong channelling of fresh milk purchases towards organised distribution, to the detriment of the traditional channel in which the Group has always been strongest. In order to increase its presence in the modern channel and to differentiate its own product from that of its competitors, a process has been started for the introduction of special function milks also in the sector of Fresh foods, with the launch of fresh Zymil, which, with adequate advertising and promotional support, and in spite of its higher price compared to "basic" fresh milks, is giving good results in terms of sales and weighted distribution.

In this respect, because of the importance of the logistics and distribution departments and the need for rationalisation and efficiency, a new supply chain department has been created, with effect from the start of 2006; this is managed together with a single sales management for the whole of Italy, in order to maximise synergies throughout the territory deriving from an integrated commercial policy.

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.623.273.318 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



Spain

The fall in revenues in Spain, from € 222.7 million to € 208.1 million (-9.0%), is matched by a reduction in gross operating margin both in absolute value (from € 14.7 Million to € 10.5 million) and in percentage terms (from 6.6% to 5.0% on revenues).
The general fall-off in consumptions, and the weak position of Parmalat products in the country (except for Cacaolat, which, has strong distribution at regional level) has led to a drastic and continual reduction in volumes throughout the whole of 2005.
Added to this was the unsuccessful outcome of certain new product launches (for example in the juices sector) and an increase in the cost of plastic materials and of energy, only partially compensated by savings achieved on the purchase prices of certain raw materials (milk, sugar, cocoa). In particular, compared with the previous year, there was a reduction the cost of raw milk.
In the second half of 2005, the managerial structure of the SBU was modified.
The new management is now working on an in-depth market survey and studying Parmalat's position, in order to prepare a development plan and the relaunch of activities.
Furthermore, during 2005 an agreement was reached for the sale of the Madrid factory, which will bring in a considerable capital gain compared with the book value.

Portugal

Annual revenues from Portugal totalled € 78.2 million, down 10.1% compared with € 87.0 million in December 2004. The downturn in net turnover resulted in a reduction in gross operating margin from € 8.1 to € 6.8 million (percentage on revenues, from 9.3% to 8.7%).
Not a positive year for Portugal, caused by the unfavourable economic situation and by the lack of strength/customer loyalty of the group's brands (especially Santal), resulting, particularly in the supermarket chain channel, in consumer choice being oriented towards private label products with lower prices. Leverage capitalising on its strengths in Portugal (distribution of the Santal fruit juices through the HoReCa channel; strength of the UCAL brand particularly in the fermented milk segment, capacity of innovation), in the second half of the year measures were initiated for the rationalization of the product range and for their partial repositioning, concentrating on the available resources.
This, combined with an extremely efficient operating costs structure, permitted a slight recovery already towards the end of the year.

Africa

The pro-forma results for the year show a clear improvement compared with the same period in the previous year. The net turnover grew from € 278.0 million to € 322.4 million (+16.0%) while the gross operating margin increased by 44.7% going from € 26.4 million to € 38.2 million (in percentage from 9.5% to 11.8%).
The marked growth in the African GDP has naturally led to strong growth in consumptions, which has greatly benefited the products portfolio of the Group. More specifically, UHT milk and fruit juices have witnessed the highest growth rates in terms of volume compared with December 2004. Also, a number of initiatives to rationalize and improve the efficiency of the production sites and a sharp fall in the purchase price of fresh milk allowed the year to be closed with decidedly positive results.
Also of note is a slight increase in value of the South African Rand in relation to the Euro compared with the previous year (+1.2%).

Canada

The pro-forma revenues for the year total € 1,328.5 million, up 11.9% compared with € 1,187.4 million for the same period in 2004. Similarly the operating margin increased from € 87.4 million to € 105.2 million (+16.9%), up from 7.4% to 7.9% on revenues.
The year that has just ended has been very positive for Canada in terms of profit, even with substantially stable volumes. The reasons lie in the savings and efficiency achieved on costs structuring, in the rationalisation of the SKU (with a reduction of the same of around 30% compared to 2004, which has in fact simplified management), the strong presence on the territory

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.623.273.318 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



(albeit only at a regional level) and in the fact that the brand names are well known and very strong (local jewels).
In addition, a project for the rationalisation of production sites was started up in 2005, which will give further efficiency in cost structures.

The average rate of exchange for the Canadian Dollar in relation to the Euro increased by 6.7% over the year compared with the same period in 2004.

Australia
Revenues for the period increased from € 384.3 million to € 410.3 million. This corresponds to a growth in the operating margin of € 5.9 million, rising from € 32.8 million to € 38.7 million (in relative terms, from 8.5% to 9.4%).
2005 has been characterised by effective implementation of market strategies, where the development of new products and rationalisation of brands and sales channels have been the main driving forces behind the increase in volumes (in spite of the fact that the market has been subjected to strong competitive pressures), as well as industrial strategies, where many cost reducing programmes and initiatives have been put into practice.
In particular, during the year non-strategic businesses have been abandoned (for example, the Coca-Cola bottling licence was sold) and production has been streamlined, with the closure of two factories; this has led to greater control of industrial costs and a considerable reduction in overheads. These savings have allowed for greater investments in advertising and promotion in support of products with higher profitability.
Financial results also benefited from the stronger Australian Dollar compared to the Euro (+3.4% of the average 2004 rate).

Venezuela
The results at 31 December show a substantial growth, both in terms of net sales (from € 144.8 million in 2004 to the current € 154.9 million, i.e. +7.0%) and in terms of profit. The absolute value of the gross operating margin increased from € 7.3 million to € 13.0 million, and in terms of percentages proceeds have risen from 5.0% to 8.4%.
The high level of debt, equivalent to 173.8 million USA dollars of capital excluding the accumulated interest matured and not paid, will have a decisive impact on the ability of the company to survive unless a restructuring agreement is reached.

Colombia
The pro-forma results at 31 December show a sharp rise compared to the corresponding values of 2004. While revenues increased by 29.5%, from € 81.1 million to € 105.0 million, the gross operating margin improved by € 3.7 million to € 11.0 million compared with € 7.3 million for the same period last year (percentage-wise, going from 9.0% to 10.5%).
The considerable improvement in results compared to last year is due to two main factors, the increase in volumes sold to third parties, equal to 8.0% compared to 2004 (particularly pasteurised milk), and the rise in the Colombian Peso against the Euro (12.3% on the 2004 value).
In addition, the Columbian management has undertaken to reorganise and relaunch business in nearby Ecuador, which can represent a source of operating and commercial synergies.

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.623.273.318 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



b) Net Financial Position

Values in Millions of Euro	Pro-forma situation at 31 December 2004	Situation at 31 December 2005
Total short-term financial assets	(430.9)	(566.7)
Total financial liabilities	952.4	939.2
Financial payables of fully consolidated companies towards companies in local judiciary insolvency proceedings	20.4	3.4
Fin. indebtedness/(availability) of the fully consolidated companies	541.9	375.9

Net financial indebtedness for the totally consolidated companies amounts to € 375.9 million, € 166.0 less than at 31 December 2004. This variation reflects both the negative effect of the depreciation of the main currencies used by the companies of the Group, and the effects of:
- day-to-day management
- collections of a non-recurrent nature, including the Morgan Stanley settlement, which contributed for € 155.0 million, and the sale of the Nom Ag shareholding for € 35.0 million.

Parmalat Spa

Values in Millions of Euro	Financial year 2005		
	Operations	Corporate	Total
- Revenues	**250.2**		**250.2**
- EBITDA	**26.0**	**-5.8**	**20.2**
- EBITDA %	***10.4***	***n.a.***	***8.1***

The gross operating margin does not include:
1. € 9.6 million of costs deriving mainly from the devaluation of goods resulting from to the suspected ITX contamination (printing ink on the food packaging wrapping based on isopropyl-tioxanthone);
2. restructuring costs of € 9.4 million, consequent to the stipulation of trade union agreements;
3. legal costs of € 6.9 million relative to revocatory suits and compensation claims sustained after 01.10.05;
4. credit devaluation for € 2.2 million.

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.623.273.318 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



Values in Millions of Euro	Dec-04			Dec-05		
	Operations	Corporate	Total	Operations	Corporate	Total
- Net revenues	**1,033.3**		**1,033.3**	**1,011.5**		**1,011.5**
- EBITDA	**67.5**	**-15.0**	**52.5**	**76.1**	**-17.8**	**58.3** (a)
- EBITDA %	*6.5*	*n.a.*	*5.1*	*7.5*	*n.a.*	*5.8*
- Financial debts			15.5			18.2
- Available liquidity and other assets			249.2			335.8
- Financial receivables from subsidiaries			n.a.			3.3
NET FINANCIAL ASSETS			**233.7**			**320.9**

(a) EBITDA including the Tetrapak contribution

The gross operating margin does not include:

1. € 9.6 million of costs deriving mainly from the devaluation of goods resulting from to the suspected ITX contamination (printing ink on the food packaging wrapping based on isopropyl-tioxanthone);
2. restructuring costs of € 9.4 million, consequent to the stipulation of trade union agreements;
3. legal costs of € 6.9 million relative to revocatory suits and compensation claims sustained after 01.10.05;
4. credit devaluation for € 15.3 million.

Financial assets have increased due to both certain extraordinary revenues and for the cash flow generated by operating management.

Boschi Luigi & Figli S.p.A. in extraordinary administration

The Board of Directors has approved the commitment to undersign a capital increase of Euro 6,000,000 for Boschi Luigi & Figli S.p.A. in extraordinary administration, on the condition that approval is granted to the proposal for arrangement with creditors, drawn up within the scope of the Restructuring Plan presented by the Extraordinary Commissioner to the Ministry of Productive Activities.

Relations with companies under extraordinary administration and with the Parmalat Creditors Foundation

The Board of Directors has approved two contracts that discipline relations between Parmalat S.p.A. and the 16 companies under extraordinary administration, which have conferred the assets to Parmalat S.p.A., and with the Parmalat Creditors Foundation.

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.623.273.318 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968



Appointment of the Internal Audit System Manager

In compliance with the Corporate Governance provisions, the Board of Directors has appointed an Internal Audit Manager to head the internal control system.

Appointment of the Supervisory Board pursuant to Lgs. Decree 231/2001

Within the sphere of the process for the preparation of the organisation model for Parmalat S.p.A. and the Group, the Board of Directors, pursuant to Lgs. Decree 231/2001, has proceeded to appoint the members of the Supervisory Board.

Collecchio (Pr), 10 February 2006

Parmalat S.p.A.

Contact:
e-mail: affari.societari@parmalat.net

Parmalat Spa Sede: Via 0. Grassi, 26 43044 Collecchio (Parma) Italia Tel.+39.0521.8081 Fax +39.0521.808322
Cap. Soc. € 1.623.273.318 i.v. R.E.A. Parma n. 228069 Reg. Imprese Parma n. 04030970968 Cod. Fisc. e P. IVA n. 04030970968


parmalat

PRESS RELEASE

Bankruptcy protection under "Section 304"

Parmalat S.p.A. communicates that the protection from creditors available to the Parmalat Group in the U.S. (under section 304 of the Chapter 11 bankruptcy procedures) has been further extended until March 30, 2006 following the initial extension until December 9, 2005 and the subsequent extension until February 8, 2006. A hearing on the possible further renewal of section 304 protection will be held on March 29, 2006.

Collecchio (PR), 9 February 2006

Parmalat S.p.A.

Corporate contacts:
e-mail: affari.societari@parmalat.net



PRESS RELEASE

Progress report on the implementation of actions taken to upgrade the management control systems of Parmalat S.p.A.

According to the provisions of the Prospectus, chapter XII, paragraph 12.2, Parmalat S.p.A. announces that Reply S.p.A., company in charge for the purpose of assessing the progress made in implementing this project, in a letter dated February 8, 2006, indicated that the actions planned to upgrade the Company's management control systems are being implemented on schedule.

Collecchio (Pr), February 9, 2006

Parmalat S.p.A.

Corporate contacts
e-mail: affari.societari@parmalat.net

Reply

ATTACHMENT

Corrective actions were divided into three macro areas:

- Corrective actions regarding **adequacy** of the Management Control System
- Corrective actions regarding **reliability** of the Management Control System
- **Other corrective actions** that the Company has independently chosen to undertake with respect to "Organisation and processes"

For each such area, the percentage of progress for such action as at February 8, 2006 to make the management control system adequate and reliable is presented below.

1. **Corrective actions regarding adequacy of the Management Control System** *(total progress: 86%)*

   1.1 Introduction of a **minimum set of new indicators**, not only economic-financial, by means of definition of "harmonisation rules" to introduce, at the Corporate level as well as SBU level, a number of KPI indicated in the QMAT with initial implementation of a base set of KPI *(progress: 75%).*

   1.2 Introduction of indicators and **Program Management logic** to monitor the progress of key actions by defining a minimum set of advanced operative indicators aimed at monitoring the main impacts of actions undertaken according to *Program Management* logic *(progress: 85%).*

   1.3 Definition of **organisational logic for harmonisation and coordination** (for purposes of reducing ambiguity and inconsistency), by identifying a main "manager" of harmonisation rules (to guarantee semantic consistency of indicators) and organising its tasks into procedures *(progress: 100%).*

2. **Corrective actions regarding reliability of the Management Control System** *(total progress: 98%)*

   2.1 Actions regarding **processes and procedures**, such as the definition of guidelines for the Group Management Control System (MCS) (net of the Transfer Price), by defining harmonisation logic and a model to collect and network reporting and planning data in order to obtain a homogeneous and shared representation at Group level as well as a more checkable Management Control System *(progress: 96%).*

   2.2 Actions regarding **information technology**, such as an assessment of data systems by dimensioning IT risk and defining operative control points in order to guarantee the reliability of data *(progress: 100%).*

3. **Other corrective actions that the Company has independently chosen to undertake with respect to "Organisation and processes"** in the context of the newly-formed Assumptor, i.e.:

   - design of a governance model and new corporate organisation charts
   - creation of centralised coordination structures
   - review of main operative processes.

   (total progress: 86%)


Macro Areas: Adequacy, Reliability and Other Corrective Actions
Weighted average % of progress of all actions
Quarters
I
8 Aug '05
II
8 Nov '05
III
8 Feb '06
IV
8 May '06
1
86%
2
98%
3
86%
Legend: 1: Adequacy 2: Reliability 3: Other Corrective Actions


Macro-Activity: Adequacy, Reliability and Other Corrective Actions
Weighted average % of progress of all actions
Quarters
I
8 Aug '05
II
8 Nov '05
III
8 Feb '06
IV
8 May '06
1.1
75%
1.2
85%
1.3
100%
2.1
96%
2.2
100%
3
86%
Legend: 1.1: Minimum set of new indicators 1.2: Program Management Logic 1.3: Organisational logic for harmonisation and coordination 2.1: Processes and Procedures 2.2: IT systems 3: Other Corrective Actions